Exhibit 21.1

SUBSIDIARIES OF PHARMEDIUM HEALTHCARE HOLDINGS, INC.

As of August 31, 2015, PharMEDium Healthcare Holdings, Inc. has the following subsidiaries:

Entity Name	Jurisdiction of Formation

CDRF Parent, Inc.	Delaware

PharMEDium Healthcare Corporation	Delaware

PharMEDium Services, LLC	Delaware

PharMEDium R.E. LLC	Delaware

PharMEDium Pharmacy Services, LLC	Delaware